SUB-ITEM 77D: Policies with respect to security investments
Effective May 1, 2002, the Portfolio's investment policy was changed to reflect a change in law, as follows:
Under normal market conditions, the Portfolio will invest at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of technology companies from at least three countries, including the U.S.
The Portfolio will invest at least 25% of net assets in equity securities of telecommunications companies. The Portfolio's 80% investment policy is non-fundamental and may be changed by the Board of Trustees of Credit Suisse Trust to become effective upon at least 60 days' notice to shareholders prior to any such change.